United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   Report of the People and Remuneration Committee 2025 Summary Report of the People and Remuneration Committee Presentation............................................... 3 Key indicators..............................................4 Highlights of the year ................................ 5 Outlook for next year................................. 6 Final considerations.................................... 6 VALE | Report of the People and Remuneration Committee 2025 2 This report aims to present the main actions carried out by the People and Remuneration Committee (“Committee”) in 2025 and to present its main perspectives for the year 2026. PRESENTATION Committee creation date The Committee, which focuses on people and remuneration, was created in December 2022, as a result of the maturity and consolidation of Vale’s corporate governance structure observed over the past few years. Committee composition and structure The Committee is entirely composed of Directors, with Marcelo Gasparino da Silva as Coordinator, since 02/26/2026, and Anelise Lara, Fernando Buso, Shunji Komai and Wilfred Bruijn as members since May 2025. Marcelo Gasparino da Silva Coordinator Anelise Lara Committee member Shunji Komai Committee member Wilfred Bruijn Committee member Fernando Buso Committee member VALE | Report of the People and Remuneration Committee 2025 3 Commitee main duties and responsibilities Throughout 2025, the Committee’s main objective was to advise the Board of Directors (BoD) on the strategic direction, in line with Vale’s purpose, of topics related to people management, succession, organizational culture and structure, senior management remuneration model and the Company’s governance practices related to the Committee’s area of operation. Especially in 2025, the Committee played an important role in discussions related to the succession of senior leadership, including Vale’s Executive Vice-Presidencies of Legal Affairs, Sustainability and People, as well as strategic topics related to people, remuneration, the succession pipeline of senior leadership and the Company’s organizational design, as detailed below. KEY INDICATORS Quantitative analysis of meetings The Committee met 22 times in 2025 (31 times in 2024), with 12 ordinary meetings (6 in 2024) and 10 extraordinary meetings (25 in 2024), representing considerable improvement compared to 2024, a period marked by discussions related to the succession process of the Company’s CEO. Average participation rate of Committee members Members had an average attendance of 99% during the current term, considering the period from May to December 2025, relative to the current term (versus 98% in 2024). Average duration of Committee meetings Throughout 2025, the CPR met for approximately 62 hours, with its meetings lasting an average of 3h06min, divided into 133 items on agendas, distributed in 98 informative themes and 35 deliberative themes. Quantitative analysis of the Committee’s work plan and demands In 2025, ordinary meetings complied with 99% of the topics provided for in the Committee’s annual work plan, with only the topic “Committee Self- Assessment” remaining pending, rescheduled for the first quarter of 2026. In addition, the frequency of discussion of some topics was adequate in favor of prioritizing topics related to the succession of senior leadership, as detailed below. In addition, 104 demands for clarification and extra recommendations from the members of the Committee were addressed. VALE | Report of the People and Remuneration Committee 2025 4 HIGHLIGHTS OF THE YEAR Summary of the main activities carried out by the Committee in 2025 Among the activities carried out by the Committee in the period, according to the competencies provided for in its internal regulations, the following stand out: • Conduction, with the Board of Directors, of discussions focused on the succession processes of the Legal, Sustainability, and People Vice Presidents; • Discussions regarding the succession pipeline of senior leadership, aiming at critical roles and levels of readiness, including greater exposure and visibility of the potential successors mapped, through “get to know” sessions of these Company executives with the members of the Committee; • Follow-up of the “Vale Way of Being” Project, conducted with employees throughout 2025, which culminated in the evolution of the Company’s Cultural Narrative, aligned with Vale’s strategic drivers, continuing the journey of cultural transformation, strengthening the sense of belonging and adherence to Vale’s strategy; • Follow-up and discussion of the People strategy, with emphasis on 2025 for career and development of leaders and career Y for senior technical professionals who are not part of the management career, highlighting the objective of recognizing and strengthening the role of professionals as technical pillars of the organization, promoting greater visibility, appreciation and alignment with the best market practices, in addition to contributing directly to the Company’s cultural evolution and operational stability; • Follow-up of the organizational design of Vale’s leadership, with emphasis on simplification, productivity and agility of the decision-making process by the company; • Follow-up of strategic indicators of people, with emphasis on the significant evolution of those related to the presence of women and black people, including in leadership, and PwDs; • Follow-up and review of the methodology of the performance assessment process of the members of Vale’s Executive Committee, in order to make the model simpler, more effective and more adherent to the Company’s strategic plan; • Follow-up of the elaboration and recommendation for approval of proposals for the calculation of 2025 targets and targets for 2026 by Vale’s senior leadership. • Follow-up of topics related to long-term incentives for executives, including share-based remuneration plan; • Deepening on Diversity, Equity and Inclusion topics, having been discussed by the Committee the main structuring initiatives developed and results already identified in the context of the “Vale Way of Including” Project encompassing development, support and metrics actions, with emphasis on the development pillar where 4 new programs were made available, with internal and external supporters, for women, LGBTI+, black people and PwD; VALE | Report of the People and Remuneration Committee 2025 5 • Follow-up of the launch of the “Well-Being” program based on 4 pillars and programs aimed at financial, social and family, physical and emotional well-being, with emphasis on real estate financing offered to employees and the strengthening of the culture of welcoming and equity through structured actions to support employees and their families; • Follow-up of strategic topics of people, remuneration and succession related to Vale Base Metals, including implementation of periodic reports to the Committee. • Onboarding of the new members of the Committee, after the election of the BoD for the 2025- 2027 term, presenting the main guidelines that guide the Committee’s performance; • Review and update of the Committee’s Internal Regulations, developed from the identification of opportunities for the evolution of the document and the governance of the forum; OUTLOOK FOR NEXT YEAR The Committee considers that the main priorities related to people and that address the Company’s challenges are the strengthening of the succession planning of senior leadership, aligned with the Company’s strategy and best practices, the evolution of the performance and accountability model in the organization and the improvement of the technical journey with a focus on training. In this sense, striving for the constant evolution of the topics under its competence, the Committee recently approved its Work Plan for the year 2026, which includes, among other topics, the deepening of the debate on planning and the pipeline of leadership succession, catalyzing the incentive to a culture of leadership development, people development plans, and the ability to retain and attract talent, in addition to discussions related to performance and cultural evolution journey, as well as the follow-up of strategic people indicators, reflection on the performance assessment model and executive remuneration, as well as follow-up of indicators and periodic reporting topics that are the regimental competence of this Committee, according to the Work Plan prepared. FINAL CONSIDERATIONS Based on the data and information presented in this report, the Committee understands that, in 2025, its activities were strongly directed to the successful process of recomposing the Company’s Executive Committee. Progress and maturity were also identified regarding the relevance of leadership succession planning, as well as the evolution of the Company’s Cultural Narrative, which was consolidated as a solid and sustainable culture, the result of the genuine engagement of people, supported by open dialogue and active listening at all levels of the organization. Progress was also observed in the themes of diversity, equity and inclusion, driven by the “Vale Way of Include” programs. With regard to the year 2026, as mentioned above, the Committee intends to continue the evolution of the topics within its competence, in addition to contributing to new topics that may be imposed due to Vale’s future challenges. VALE | Report of the People and Remuneration Committee 2025 6 www.vale.com VALE | Report of the People and Remuneration Committee 2025 7

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: March 17, 2026		Director of Investor Relations